Exhibit 99.10

This Counterpart Signature Page to the Registration Rights Agreement (the “Agreement”) dated October 3, 2012 between, China Cord Blood Corporation, an exempted company with limited liability incorporated in the Cayman Islands with its registered office at Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman KY1-1111, Cayman Islands (the “Company”) and Golden Meditech Holdings Limited, an exempted company with limited liability incorporated in the Cayman Islands with its registered office at P.O. Box 1350 GT, Clifton House, 75 Fort Street, George Town, Grand Cayman, Cayman Islands (the “Investor”) is executed by the Company and the successors to the Investor named below (the “New Holders”) on November 10, 2014. Defined terms used but not defined herein shall have the meanings ascribed to them in the Agreement.

Each New Holder hereby agrees to become a party to the Agreement and be fully bound by, and subject to, all of the terms and conditions of the Agreement as though an original party thereto.

The Company hereby agrees to be bound by the terms of the Agreement with respect to the New Holders as though they were an original party thereto. For the avoidance of doubt, the Company also hereby agrees that (i) each New Holder shall be considered a Designated Holder for the purposes of the Agreement and (ii) the term “Convertible Notes” as used in sub-clause (i) of the definition of “Registrable Securities” in the Agreement shall include any convertible notes issued by the Company to the New Holders in replacement of the Convertible Notes issued to the Investor.

CHINA CORD BLOOD CORPORATION

By:	/s/ Ting Zheng
Ting Zheng, Chief Executive Officer

MAGNUM OPUS INTERNATIONAL HOLDINGS LIMITED

By:	/s/ Yuen Kam
Yuen Kam, Director

CORDLIFE GROUP LIMITED

By:	/s/ Jeremy Yee
Name: Jeremy Yee
Title: CEO